                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
------------------------------------------------------------------------

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                    --------

                           Range Resources Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75281A109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 28, 1998
--------------------------------------------------------------------------------
             (Date of event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                [ ]     Rule 13d-1(b)

                [ ]     Rule 13d-(c)

                [X]     Rule 13d-1(d)


--------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                           ---------------------------
CUSIP No.  75281A109                   13G                Page  2  of  11  Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Reserve Corporation
      I.R.S No.: 06-1210123
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]


                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     5,647,493
          OWNED BY
                               -------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     5,647,493

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,647,493

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        [ ]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      15.0%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
CUSIP No.  75281A109                   13G                Page  3  of  11  Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Reserve Fund VII, Limited Partnership
      I.R.S No.: 06-1457408
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]


                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     5,647,493
          OWNED BY
                               -------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     5,647,493

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,647,493

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        [ ]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      15.0%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
CUSIP No.  75281A109                   13G                Page  4  of  11  Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      First Reserve GP VII, L.P.
      I.R.S No.: 06-15020256
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]


                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     5,647,493
          OWNED BY
                               -------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     5,647,493

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,647,493

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        [ ]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      15.0%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
CUSIP No.  75281A109                   13G                Page  5  of  11  Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      William E. Macaulay

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]


                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               -------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        [X]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.0

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
CUSIP No.  75281A109                   13G                Page  6  of  11  Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John A. Hill

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]


                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               -------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        [X]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.0

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

         (a)      Name of Issuer.

                  The issuer is Range Resources Corporation, formerly known as Lomak Petroleum Inc. (the "Issuer").

         (b)      Address of Principal Executive Offices.

                  The Issuer's principal executive offices are located at 500 Throckmorton Street, Suite 2104, Fort Worth, TX 76102

Item 2.

         (a)      Name of Person Filing.

                  This Schedule 13G is being filed by First Reserve Corporation ("First Reserve"), First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P. ("GP VII"), William E. Macaulay and John A. Hill to report the acquisition of securities of the issuer pursuant to a merger of the issuer and Domain Energy Corporation on August 28, 1998. This Schedule 13G also reflects the results of transactions in such securities by the Reporting Persons since such date. First Reserve is the managing general partner of GP VII, which is the general partner of Fund VII. Mr. Macaulay and Mr. Hill are officers, directors, and shareholders of First Reserve.

         (b)      Address of Principal Business Office or, if none, Residence

                  The principal business office of First Reserve, Fund VII, GP VII, Mr. Macaulay, and Mr. Hill (together, the "Reporting Persons") is:

                  First Reserve Corporation
                  475 Steamboat Road
                  Greenwich, CT  06830

         (c)      Citizenship

                  Fund VII and GP VII are Delaware limited partnerships and First Reserve is a Delaware corporation. Mr. Macaulay and Mr. Hill are United States citizens.

         (d)      Title of Class of Securities

                  This statement relates to shares of Common Stock of the Issuer.

         (e)      CUSIP Number

                  The CUSIP Number for the Common Stock is 75281A109.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership

         (a) Amount beneficially owned:

         As of the date hereof, the Reporting Persons are the beneficial owners of Range Resources Corporation Common Stock in the numbers set forth in the table below.


                                                                       NUMBERS OF SHARES
                          REPORTING PARTY                              BENEFICIALLY OWNED
        ----------------------------------------------------           ------------------
        Fund VII (1)........................................               5,647,493
        GP VII (1)..........................................               5,647,493
        First Reserve (1)...................................               5,647,493
        William E. Macaulay (1).............................               5,647,493
        John A. Hill (1)....................................               5,647,493


                  (1) Of the shares listed as beneficially owned by the Reporting Persons, 5,501,298 shares are owned of record and beneficially by Fund VII, 52,835 shares are stock options owned of record and beneficially by Jonathan Linker and Ben Guill, and 93,360 shares are owned of record and beneficially by Ben Guill. Fund VII, GP VII and First Reserve share in the dispositive control of all such options and shares.

                  First Reserve is the general partner of GP VII which is, in turn, the general partner of Fund VII. Through their control positions within First Reserve and their ownership of shares of First Reserve, Mr. Macaulay and Mr. Hill may be deemed to share beneficial ownership of the shares of Common Stock.

                  Mr. Macaulay's spouse owned 7,816 shares of Common Stock on the date of the event which required filing of this statement. These shares were sold on September 13, 1999.

                  Mr. Macaulay and Mr. Hill disclaim beneficial ownership of all reported shares.



         (b)      Percent of Class

                  As of the date hereof, the percentage of shares of Common Stock beneficially owned by each Reporting Person, based on the 37,567,786 shares reported by the Issuer as outstanding on August 10, 1999, are:


         Reporting Person                              Percentages
         First Reserve                                    15.0%
         Fund VII                                         15.0%
         GP VII                                           15.0%
         William E. Macaulay                              15.0%
         John A. Hill                                     15.0%

         (c)      Voting and Dispositive Powers:

         Fund VII shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares it holds with its general partner, GP VII, who, in turn, shares voting and dispositive power with its general partner, First Reserve. Mr. Macaulay and Mr. Hill, as potential control persons of First Reserve may be deemed to share voting and dispositive power over all shares, but disclaim such beneficial ownership. The power to vote or dispose of the stock held by Mr. Linker and Mr. Guill is shared between the Reporting Parties and Mr. Linker and Mr. Guill. The Reporting Parties have the following powers with respect to the Common Stock:


                                                SOLE           SHARED             SOLE                SHARED
                                               VOTING          VOTING          DISPOSITIVE         DISPOSITIVE
                REPORTING PARTY                POWER            POWER             POWER               POWER
     -------------------------------------     -----          ---------        -----------         -----------
     Fund VII (1).........................       0            5,647,493             0               5,647,493
     GP VII (1)...........................       0            5,647,493             0               5,647,493
     First Reserve (1)....................       0            5,647,493             0               5,647,493
     William E. Macaulay(1)...............       0            5,647,493             0               5,647,493
     John A. Hill (1).....................       0            5,647,493             0               5,647,493

--------------

                  (1) Of the shares listed as beneficially owned by the Reporting Persons, 5,501,298 shares are owned of record and beneficially by Fund VII, 52,835 shares are stock options owned of record and beneficially by Jonathan Linker and Ben Guill, and 93,360 shares are owned of record and beneficially by Ben Guill. Fund VII, GP VII and First Reserve share in the dispositive control of all such options and shares.

                  First Reserve is the general partner of GP VII which is, in turn, the general partner of Fund VII. Through their control positions within First Reserve and their ownership of shares of First Reserve, Mr. Macaulay and Mr. Hill may be deemed to share beneficial ownership of the shares of Common Stock.

                  Mr. Macaulay's spouse owned 7,816 shares of Common Stock on the date of the event which required filing of this statement. These shares were sold on September 13, 1999.

                  Mr. Macaulay and Mr. Hill disclaim beneficial ownership of all reported shares.


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.



Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  22 October, 1999

                                       FIRST RESERVE CORPORATION



                                       /s/ Thomas R. Denison
                                       -----------------------------------------
                                       Name: Thomas R. Denison
                                       Title: Managing Director



                                       FIRST RESERVE FUND VII, LIMITED
                                       PARTNERSHIP


                                       By:  First Reserve GP VII, LP, as General
                                            Partner
                                            By:  First Reserve Corporation,
                                                 as General Partner


                                                /s/ Thomas R. Denison
                                                --------------------------------
                                                Name: Thomas R. Denison
                                                Title: Managing Director

                                       FIRST RESERVE GP VII, LP

                                       By:      First Reserve Corporation,
                                                as General Partner


                                                /s/ Thomas R. Denison
                                                --------------------------------
                                                Name:    Thomas R. Denison
                                                Title:   Managing Director


                                                William E. Macaulay



                                       By:      /s/ Thomas R. Denison
                                                --------------------------------
                                                Name:    Thomas R. Denison
                                                His Attorney-in-Fact


                                                John A. Hill


                                       By:      /s/ Thomas R. Denison
                                                --------------------------------
                                                Name:    Thomas R. Denison
                                                His Attorney-in-Fact

                             JOINT FILING AGREEMENT


         We, the signatories of the statement on Schedule 13G filed with respect to the Common Stock of Range Resources Corporation, to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934.



                                    FIRST RESERVE CORPORATION



                                    By:      /s/ Thomas R. Denison
                                            ------------------------------------
                                             Name:  Thomas R. Denison
                                             Title:  Managing Director





                                    FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                                    By:      First Reserve GP VII, LP, as
                                             General Partner
                                             By:      First Reserve Corporation,
                                                      as General Partner



                                             By:      /s/ Thomas R. Denison
                                                      --------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director





                                    FIRST RESERVE GP VII, LP

                                    By:      First Reserve Corporation,
                                               as General Partner



                                             By:      /s/ Thomas R. Denison
                                                      --------------------------
                                             Name:    Thomas R. Denison
                                             Title:   Managing Director

                                             William E. Macaulay



                                             By:      /s/ Thomas R. Denison
                                                      --------------------------
                                             Name:    Thomas R. Denison
                                             Title:   His Attorney-in-Fact




                                             John A. Hill


                                             By:      /s/ Thomas R. Denison
                                                      --------------------------
                                             Name:    Thomas R. Denison
                                             Title:   His Attorney in Fact